FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of December, 2006

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)



NOTIFICATION OF MAJOR INTERESTS IN SHARES


Section 198 - Companies Act 1985

The Company was notified today that Barclays PLC, had a notifiable interest as at 29 November 2006 in 438,557,151 ordinary shares of US$0.50 each in HSBC Holdings plc, representing approximately 3.79% of the ordinary shares in issue.

A copy of the letter of notification, including a list of the registered holders of the shares where known, is quoted below.


N S Black
Assistant Secretary
HSBC Holdings plc


Letter to HSBC Holdings plc from Geoff Smith, Manager, Barclays Compliance, Barclays PLC


"Dear Sir

Companies Act 1985 ("The Act") - Part VI

I hereby inform you that as at 29 November 2006 Barclays PLC, through the legal entities listed on the attached schedule, has a notifiable interest in the capital of your Company of 3.79%.

Details of this interest, together with a breakdown between registered holders (as required by Section 202(3) of the Act), are enclosed.

The issued capital of 11,571,374,287 is the latest figure available to us. If this is incorrect please let me know.

If you have any questions arising from this letter, please contact me on 020 7116 2913.


Yours faithfully

Geoff Smith


Enc."


                                          REGISTERED HOLDERS REPORT

HSBC HLDGS                                                                                  SEDOL: 0540528

As at 29 November 2006 Barclays PLC, through the registered holders listed below, had a notifiable interest in 438,557,151 ORD USD0.50(UK REG)
representing 3.79% of the issued share capital of 11,571,374,287 units.

Registered Holder                                            Account Designation                   Holding

BANK OF IRELAND                                                           426353                   293,821
BANK OF IRELAND                                                           426360                   131,030
BANK OF NEW YORK                                                                                   817,793
Barclays Bank PLC (Singapore)                                                                       12,953
Barclays Capital Nominees Ltd                                                                   18,000,000
Barclays Capital Nominees Ltd                                                                       11,200
Barclays Capital Nominees Ltd                                                                    6,162,132
Barclays Capital Nominees Ltd                                                                   18,171,205
Barclays Capital Nominees Ltd                                                                   15,116,035
Barclays Capital Nominees Ltd                                                                   36,296,710
Barclays Global Investors Canada                                                                   864,141
Barclays Trust Co & Others                                                                          16,851
BARCLAYS TRUST CO AS EXEC/ADM                                                                       30,825
Barclays Trust Co DMC69                                                                             32,604
Barclays Trust Co E99                                                                                3,990
Barclays Trust Co R69                                                                              189,380
BNP PARIBAS                                                                                        476,723
CHASE NOMINEES LTD                                                         16376                 5,829,960
CHASE NOMINEES LTD                                                         20947                37,317,717
CHASE NOMINEES LTD                                                         28270                 3,854,988
CHASE NOMINEES LTD                                                         28270                   649,339
CIBC MELLON GLOBAL SECURITIES                                                                      353,135
Clydesdale Nominees    HGB0125                                           3025101                     5,600
Clydesdale Nominees    HGB0125                                          32349601                     6,207
Clydesdale Nominees    HGB0125                                          32449201                    16,545
Clydesdale Nominees    HGB0125                                          52051801                    11,719
Clydesdale Nominees    HGB0125                                          59419801                       941
Clydesdale Nominees    HGB0125                                          59441401                    11,551
Clydesdale Nominees    HGB0125                                          59553401                     3,845
Clydesdale Nominees    HGB0125                                          59571201                     1,646
Clydesdale Nominees    HGB0125                                          59710301                     1,573
Clydesdale Nominees    HGB0125                                          59732401                     5,246
Clydesdale Nominees    HGB0125                                          59737501                     5,081
Clydesdale Nominees    HGB0125                                          59738301                     6,662
Clydesdale Nominees    HGB0125                                          59744801                     3,246
Clydesdale Nominees    HGB0125                                          60741901                     3,000
Clydesdale Nominees    HGB0125                                          63919101                     2,430
Clydesdale Nominees    HGB0125                                          63921301                     1,725
Clydesdale Nominees    HGB0125                                          64544201                     4,709
Clydesdale Nominees    HGB0125                                          65136101                     1,772
Clydesdale Nominees    HGB0125                                          66860401                     1,428
Clydesdale Nominees    HGB0125                                          67940101                    24,471
Clydesdale Nominees    HGB0125                                          68640801                     8,200
Clydesdale Nominees    HGB0125                                          69108801                     2,795
Clydesdale Nominees    HGB0125                                          69238601                     6,099
Clydesdale Nominees    HGB0125                                          69296301                     9,300
Clydesdale Nominees    HGB0125                                          69340401                     3,000
Clydesdale Nominees    HGB0125                                          69390001                     3,191
Clydesdale Nominees    HGB0125                                          69447801                    57,635
Clydesdale Nominees    HGB0125                                          69451601                     2,910
Clydesdale Nominees    HGB0125                                          69720501                     2,000
Clydesdale Nominees    HGB0125                                          69721301                     2,700
Clydesdale Nominees    HGB0125                                          69732901                    16,517
Clydesdale Nominees    HGB0125                                          69738801                     1,341
Clydesdale Nominees    HGB0125                                          69751501                     3,048
Clydesdale Nominees    HGB0125                                          69771001                    58,410
Clydesdale Nominees    HGB0125                                          69772801                    58,410
Clydesdale Nominees    HGB0125                                          69829501                     2,867
Clydesdale Nominees    HGB0125                                          69830901                    10,500
Clydesdale Nominees    HGB0125                                          70314001                     1,659
Clydesdale Nominees    HGB0125                                          70335301                     3,370
Clydesdale Nominees    HGB0125                                          70339601                     2,290
Clydesdale Nominees    HGB0125                                          70387601                     1,631
Clydesdale Nominees    HGB0125                                          70388401                     2,400
Clydesdale Nominees    HGB0125                                          70391401                     1,427
Clydesdale Nominees    HGB0125                                          80750701                    10,509
Clydesdale Nominees    HGB0125                                          80766301                     2,145
Clydesdale Nominees    HGB0125                                          83011801                     2,587
Clydesdale Nominees    HGB0125                                          86680501                     2,432
Clydesdale Nominees    HGB0125                                          88608301                     1,946
Clydesdale Nominees    HGB0125                                         100146401                       500
Clydesdale Nominees    HGB0125                                         120142001                    16,389
Clydesdale Nominees    HGB0125                                         300000001                     2,195
Clydesdale Nominees    HGB0125                                         310007101                     4,422
Clydesdale Nominees    HGB0125                                         310042001                     2,720
Clydesdale Nominees    HGB0125                                         310092601                     6,333
Clydesdale Nominees    HGB0125                                         310128001                     2,987
Clydesdale Nominees    HGB0125                                         310186801                     1,901
Clydesdale Nominees    HGB0125                                         310205801                     1,564
Clydesdale Nominees    HGB0125                                         310231701                     1,776
Clydesdale Nominees    HGB0125                                         310246501                    23,859
Clydesdale Nominees    HGB0125                                         310254601                     3,724
Clydesdale Nominees    HGB0125                                         310255401                    20,741
Clydesdale Nominees    HGB0125                                         310266001                     1,258
Clydesdale Nominees    HGB0125                                         310311901                     2,308
Clydesdale Nominees    HGB0125                                         310589801                     1,300
Clydesdale Nominees    HGB0125                                         310590101                     1,158
Clydesdale Nominees    HGB0125                                         310594401                     2,043
Clydesdale Nominees    HGB0125                                         700009301                     2,320
Clydesdale Nominees    HGB0125                                         700066201                     2,031
Clydesdale Nominees    HGB0125                                         700083201                     1,512
Clydesdale Nominees    HGB0125                                         700106501                     2,026
Clydesdale Nominees    HGB0225                                          59579802                     3,534
Clydesdale Nominees    HGB0225                                          67355102                       966
Clydesdale Nominees    HGB0225                                          70160102                     4,055
Clydesdale Nominees    HGB0225                                          70383302                     9,481
Clydesdale Nominees    HGB0225                                          87093402                     2,350
Clydesdale Nominees    HGB0225                                         120147102                       453
Clydesdale Nominees    HGB0225                                         310594402                       560
Clydesdale Nominees    HGB0325                                          70309403                     1,877
Clydesdale Nominees    HGB0325                                          87093403                     1,283
Clydesdale Nominees    HGB0625                                         100376906                     5,000
Durlacher Nominees Ltd                                                                           8,585,486
Gerrard Nominees Limited                                                  602133                     1,250
Gerrard Nominees Limited                                                  602394                     3,300
Gerrard Nominees Limited                                                  603216                     1,000
Gerrard Nominees Limited                                                  603856                     1,250
Gerrard Nominees Limited                                                  607205                     1,200
Gerrard Nominees Limited                                                  608459                       300
Gerrard Nominees Limited                                                  610720                     1,000
Gerrard Nominees Limited                                                  615411                     1,300
Gerrard Nominees Limited                                                  620404                       600
Gerrard Nominees Limited                                                  622124                     1,500
Gerrard Nominees Limited                                                  630871                     1,000
Gerrard Nominees Limited                                                  631118                    17,200
Gerrard Nominees Limited                                                  633484                     1,200
Gerrard Nominees Limited                                                  635860                     1,800
Gerrard Nominees Limited                                                  637739                       600
Gerrard Nominees Limited                                                  639311                     2,000
Gerrard Nominees Limited                                                  639353                       900
Gerrard Nominees Limited                                                  640824                     7,900
Gerrard Nominees Limited                                                  642367                     5,500
Gerrard Nominees Limited                                                  642686                       600
Gerrard Nominees Limited                                                  643975                     4,500
Gerrard Nominees Limited                                                  647291                     2,300
Gerrard Nominees Limited                                                  650668                     4,000
Gerrard Nominees Limited                                                  652198                    10,800
Gerrard Nominees Limited                                                  653035                     3,300
Gerrard Nominees Limited                                                  654151                     2,000
Gerrard Nominees Limited                                                  658574                     2,500
Gerrard Nominees Limited                                                  658729                     1,400
Gerrard Nominees Limited                                                  659442                     1,750
Gerrard Nominees Limited                                                  659792                     1,370
Gerrard Nominees Limited                                                  660137                     1,640
Gerrard Nominees Limited                                                  660302                     3,500
Gerrard Nominees Limited                                                  660318                    48,000
Gerrard Nominees Limited                                                  660430                     1,520
Gerrard Nominees Limited                                                  660632                     2,100
Gerrard Nominees Limited                                                  660758                    16,500
Gerrard Nominees Limited                                                  660851                    14,000
Gerrard Nominees Limited                                                  660968                     9,630
Gerrard Nominees Limited                                                  768557                    10,300
Gerrard Nominees Limited                                                  770101                    21,590
Gerrard Nominees Limited                                                  774160                     1,400
Gerrard Nominees Limited                                                  781271                     7,000
Greig Middleton Nominees Limited (GM1)                                                           1,335,739
Greig Middleton Nominees Ltd (GM3)                                      126066DA                     4,140
Greig Middleton Nominees Ltd (GM3)                                      220805DN                   208,683
Greig Middleton Nominees Ltd (GM3)                                      523475DN                   220,000
INVESTORS BANK AND TRUST CO.                                                                        94,955
INVESTORS BANK AND TRUST CO.                                                                     1,074,545
INVESTORS BANK AND TRUST CO.                                                                     1,212,457
INVESTORS BANK AND TRUST CO.                                                                       627,933
INVESTORS BANK AND TRUST CO.                                                                    51,096,959
INVESTORS BANK AND TRUST CO.                                                                     2,509,107
INVESTORS BANK AND TRUST CO.                                                                     1,966,834
INVESTORS BANK AND TRUST CO.                                                                    18,974,111
INVESTORS BANK AND TRUST CO.                                                                        92,378
INVESTORS BANK AND TRUST CO.                                                                     2,863,586
INVESTORS BANK AND TRUST CO.                                                                     3,870,250
INVESTORS BANK AND TRUST CO.                                                                     7,750,865
INVESTORS BANK AND TRUST CO.                                                                    11,218,377
INVESTORS BANK AND TRUST CO.                                                                        61,549
INVESTORS BANK AND TRUST CO.                                                                       195,039
INVESTORS BANK AND TRUST CO.                                                                       785,232
INVESTORS BANK AND TRUST CO.                                                                       327,658
INVESTORS BANK AND TRUST CO.                                                                     1,196,832
INVESTORS BANK AND TRUST CO.                                                                     3,144,771
INVESTORS BANK AND TRUST CO.                                                                     3,576,030
INVESTORS BANK AND TRUST CO.                                                                    31,635,428
INVESTORS BANK AND TRUST CO.                                                                       501,354
JP MORGAN (BGI CUSTODY)                                                    16331                 2,823,595
JP MORGAN (BGI CUSTODY)                                                    16331                   499,337
JP MORGAN (BGI CUSTODY)                                                    16338                   668,366
JP MORGAN (BGI CUSTODY)                                                    16341                 6,264,143
JP MORGAN (BGI CUSTODY)                                                    16341                 1,510,909
JP MORGAN (BGI CUSTODY)                                                    16342                 1,510,891
JP MORGAN (BGI CUSTODY)                                                    16344                   524,674
JP MORGAN (BGI CUSTODY)                                                    16345                   879,828
JP MORGAN (BGI CUSTODY)                                                    16400                70,485,317
JP MORGAN (BGI CUSTODY)                                                    17011                   196,902
JP MORGAN (BGI CUSTODY)                                                    18408                   911,024
JPMORGAN CHASE BANK                                                                              3,011,502
JPMORGAN CHASE BANK                                                                                990,665
JPMorgan Chase Bank                                                                                157,166
JPMorgan Chase Bank                                                                                588,999
JPMorgan Chase Bank                                                                              1,145,781
JPMorgan Chase Bank                                                                              1,566,577
JPMorgan Chase Bank                                                                              6,320,066
JPMorgan Chase Bank                                                                                 11,714
JPMorgan Chase Bank                                                                                 55,450
JPMorgan Chase Bank                                                                                310,227
JPMorgan Chase Bank                                                                              1,246,152
JPMorgan Chase Bank                                                                                 95,329
JPMorgan Chase Bank                                                                              1,679,917
JPMorgan Chase Bank                                                                                 58,973
JPMORGAN CHASE BANK                                                                                379,336
JPMorgan Chase Bank                                                                                 80,097
JPMorgan Chase Bank                                                                                113,392
JPMorgan Chase Bank                                                                                653,237
JPMorgan Chase Bank                                                                              1,138,731
JPMorgan Chase Bank                                                                                 65,525
Master Trust Bank                                                                                   71,561
Master Trust Bank                                                                                   49,572
Master Trust Bank                                                                                  658,037
Mellon Trust - US CUSTODIAN /                                                                      409,813
Mellon Trust - US CUSTODIAN /                                                                      820,954
MELLON TRUST OF NEW ENGLAND                                                                        468,066
Mitsui Asset                                                                                       201,404
NORTHERN TRUST BANK - BGI SEPA                                                                   1,235,723
NORTHERN TRUST BANK - BGI SEPA                                                                     965,812
R C Greig Nominees Limited                                                                       9,557,286
R C Greig Nominees Limited a/c AK1                                                               2,985,383
R C Greig Nominees Limited a/c BL1                                                                 611,318
R C Greig Nominees Limited a/c BL1                                           RES                       465
R C Greig Nominees Limited a/c CM1                                                                 299,064
R C Greig Nominees Limited GP1                                                                     854,348
R C Greig Nominees Limited SA1                                                                     479,177
Reflex Nominees Limited                                                                              6,413
Reflex Nominees Limited                                                                              7,977
STATE STREET BANK & TRUST - WI                                                                     897,801
STATE STREET BANK & TRUST - WI                                                                     376,119
STATE STREET BOSTON                                                                                880,081
STATE STREET BOSTON                                                                              5,412,696
STATE STREET TRUST OF CANADA -                                                                     836,171
The Northern Trust Company - U                                                                     587,540
Trust & Custody Services Bank                                                                        7,536
Trust & Custody Services Bank                                                                       48,373
Trust & Custody Services Bank                                                                    1,233,836
Trust & Custody Services Bank                                                                      105,379
ZEBAN NOMINEES LIMITED                                                                           1,971,460
ZEBAN NOMINEES LIMITED                                                                              53,292

Total                                                                                          438,557,151



                                           LEGAL ENTITY REPORT

HSBC HLDGS                                                                                SEDOL : 0540528

As at 29 November 2006 Barclays PLC, through the legal entities listed below, had a notifiable interest in 438,557,151 ORD USD0.50(UK REG)
representing 3.79% of the issued share capital of 11,571,374,287 units

Legal Entity                                                                Holding       Percentage Held

Barclays Global Investors Canada Ltd                                        864,141                0.0075
Barclays Capital Inc                                                     18,000,000                0.1556
Barclays Private Bank and Trust Ltd                                          12,953                0.0001
Barclays Global Investors, N.A.                                         118,526,708                1.0244
Barclays Private Bank and Trust Ltd                                         524,742                0.0045
Barclays Private Bank and Trust Ltd                                          10,600                0.0001
Barclays Capital Securities Ltd                                          84,342,768                0.7290
Gerrard Ltd                                                              16,778,103                0.1450
Barclays Private Bank and Trust Ltd                                          14,390                0.0001
Barclays Bank Trust Company Ltd                                             273,650                0.0024
Barclays Global Investors Australia Ltd                                   4,002,167                0.0346
Barclays Global Investors Ltd                                           114,968,869                0.9937
Barclays Global Fund Advisors                                            41,167,305                0.3558
Barclays Global Investors Japan Trust & Banking                          13,236,351                0.1144
Barclays Global Investors Japan Ltd                                       4,426,680                0.0383
Barclays Life Assurance Co Ltd                                           19,382,972                0.1675
Barclays Private Bank Ltd                                                 2,024,752                0.0175

Group Holding                                                           438,557,151                3.7905



                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  06 December, 2006